EXHIBIT 99.1

June 28, 2013

Turquoise Hill Resources announces short-term bridge funding agreement with Rio Tinto and provides Oyu Tolgoi update

VANCOUVER, CANADA – Turquoise Hill Resources today announced that it has entered into an agreement with majority shareholder Rio Tinto for a non-revolving bridge facility for up to US$225 million (the “Bridge Facility”) maturing on August 12, 2013. Advances made under the Bridge Facility will be used by Turquoise Hill to fund operations and current underground development of the Oyu Tolgoi mine. The previous bridge funding facility, agreed on April 17, 2012, expired undrawn on May 23, 2013. Turquoise Hill expects to make an initial drawdown under the Bridge Facility in order to fund a cash call obligation for Oyu Tolgoi, which is due on July 2, 2013.

In the event the Bridge Facility is not repaid in full at the maturity date or in case of an event of default under the terms of the Bridge Facility, Rio Tinto may convert any outstanding amounts into common shares at a price per share equal to 85% of the then prevailing five-day volume weighted average trading price of the shares on the New York Stock Exchange. The full agreement will be filed on SEDAR at www.sedar.com.

The Company continues to explore various financing alternatives which would allow it to repay the Bridge Facility in full prior to maturity and fund the operations at Oyu Tolgoi pending receipt of $300 million in proceeds from the sale of its 50% interest in Altynalmas Gold Ltd. and completion of project financing.

Oyu Tolgoi Update

Commissioning of the Oyu Tolgoi concentrator continues to progress. The concentrator has recently achieved daily run rates in excess of 80% of nameplate capacity. To date, more than 40,000 tonnes of concentrate have been produced.

All necessary permits have been received and the mine is ready to commence concentrate shipments. Shipping will begin as soon as the Mongolian Government indicates its support for Oyu Tolgoi to do so.

Turquoise Hill and Rio Tinto continue to engage with lenders to finalize the project financing plan with the aim of raising approximately $4 billion. On April 17, 2013 Rio Tinto signed commitment letters with15 global banks that locked in pricing and terms. Project financing requires the support of the Government of Mongolia and is subject to the approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Mongolian Government. Turquoise Hill continues to work with Rio Tinto and the Government of Mongolia to obtain this approval.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes	Tony Shaffer
Office: +1 604 648 3920	Office: +1 604 648 3934
Email: jason.combes@turquoisehill.com	Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper and gold, anticipated costs and ability to achieve goals, including the timing of the disposition of certain of its non-core assets, such as the Company’s 50% interest in Altynalmas Gold Ltd. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Such factors include, among other things, the political risks associated with Turquoise Hill’s principal operations in Mongolia; the impact of changes in, changes in

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interpretation to or changes in enforcement of, laws, regulations and government practices in the jurisdictions in which Turquoise Hill operates; and changes in the attitudes of the Mongolian government.

Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” included in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, including the assumption in many forward-looking information or statements that other such information or statements will be correct. The reader is cautioned not to place undue reliance on forward-looking information or statements. All forward-looking information and statements herein are made as of the date hereof. Turquoise Hill does not intend or undertake to update or revise forward-looking statements or information, whether written or oral or whether as a result of new information, future events or otherwise, that may be made by Turquoise Hill or on its behalf, except as required by law.

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